August 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549

Re:	Impact BioMedical, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 2, 2022
File No. 333-253037

Ladies and Gentlemen:

On behalf of Impact BioMedical, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on August 11, 2022, regarding the amendment to the Company’s Registration Statement on Form S-1, which was filed with the Commission on August 2, 2022 (“Amendment No. 4”).

The substance of the Staff’s comments has been restated below in bold/italicized text. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. An amendment to the Registration Statement that reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been filed on this date (“Amendment No. 5”). Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 5.

Amendment No. 4 to Form S-1 filed August 2, 2022

Summary

Business Overview, page 2

1.	We note your response to our prior comment 1 and reissue in part. Please expand your Summary to provide examples of material risks and uncertainties that are specific to your business. Please include the following:

●	that you cannot guarantee that you will find third-parties or customers that are interested in purchasing, licensing, or co-developing these products;

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●	that even if you are able to establish licensing arrangements, that you cannot guarantee that the licensor will be successful in their development efforts;
●	that you cannot guarantee that these products will ever be approved for clinical testing or commercialization by the FDA;
●	that you have not yet generated any revenue from your operations; and
●	information regarding your history of net losses, negative class flows, and accumulated deficit over the last two years.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to include the following disclosure in Amendment No. 5:

“Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks. Some of these risks include, but are not limited to that:

●	we cannot guarantee that we will find third-parties or customers that are interested in purchasing, licensing, or co-developing our products;
●	even if we are able to establish licensing arrangements, we cannot guarantee that licensors will be successful in their development efforts of products;
●	we cannot guarantee that our products will ever be approved for clinical testing or commercialization by the FDA;
●	we have not yet generated any revenue from our operations;
●	we have a history of net losses, negative cash flows, and accumulated deficits over the last two years; and
●	an occurrence of an uncontrolled event such as the Covid-19 pandemic, is likely to negatively affect our operations.”

2.	We have reviewed your revisions and response to our prior comment 2. In your response you state that DSS PureAir, Inc. is not a subsidiary of the company, but in Note 4 to your financial statements for the quarter ended March 31, 2022 you indicate that DSS PureAir, Inc. is a wholly owned subsidiary of the company. Please reconcile your response with your disclosure and revise your disclosure as appropriate, including revising your subsidiary chart. We also note your disclosure in Note 4 that subsequent to the execution of the promissory note that DSS PureAir, Inc. entered into a distribution agreement with the Borrower. Please revise your disclosure to clarify the current status and role of DSS PureAir, Inc. in your company.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that DSS PureAir, Inc. was a subsidiary of the Company when the financial statements for the quarter ended March 31, 2022 were prepared. Subsequent to the financial statements, DSS PureAir, Inc. was transferred from Impact Biolife Science, Inc. to DSS BioHealth Holdings, Inc., along with its assets and liabilities on June 1, 2022. Accordingly, DSS PureAir, Inc. is no longer part of the Company’s corporate structure.

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3.	We note your response to our prior comment 4 and reissue. To the extent that VanXin, Quantum, and CRST 1 are material to your business, please expand your disclosure in your Business section to provide a more fulsome discussion of these program and a description of development activities conducted. In your description of each product, please discuss the mechanism of action, the development activities you have conducted, and the remaining steps to commercialize the product. Alternatively, please remove these programs from your Summary on page 4.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to replace the disclosures regarding VanXin, Quantum, and CRST 1 with the following disclosure in Amendment No. 5:

“Though not of substantive material impact to our business currently, we have three additional products; VanXin, Quantum, and CRST1, which we believe to have high potentiality of viability and commercialization. VanXin is a natural food preservative booster made up of natural occurring compounds that can extend the shelf life of various products. Quantum, our Patent Cliff solution, uses advanced methods to increase effectiveness and persistence of natural compounds and existing drugs, while maintaining the safety attributes of the original molecules. CRST 1 is our advanced adjuvant for next generation vaccine applications. We intend to commercialize these future portfolio products through partnerships with large manufactures in the pharmaceutical, food, health and beauty, and nutraceutical industries. We will leverage their product development, commercialization, and distribution capabilities to take products to market through a licensing and/or private label sales model.”

4.	We note your revision in response to our prior comment 5 and reissue. There are still statements of efficacy throughout your disclosure. For example only and without limitation, we note your statement on page 4 that “The testing for CRST 1 has been completed to prove its effectiveness as a cancer inhibiting agent” and your statements on pages F-8 and F-22 that “Equivir is a patented medication, that has broad antiviral efficacy against multiple types of infectious disease.” Efficacy and safety are determinations that are solely within the authority of the FDA. Please remove these and all other statements of efficacy.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to remove statements of efficacy in Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal Year Ended December 31, 2021, compared to Year Ended December 31, 2020 Income tax benefit, page 24

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5.	We note from your revised disclosures in response to prior comment 11 that the increase in your income tax benefit is a direct result of the increase in loss from operations for the year. Given your disclosures on page F-15 that you believe that it is probable that the Company would not use tax assets in the near future, please explain why you have not recorded a full valuation allowance on your deferred tax assets. Please tell us how you considered the guidance of ASC paragraphs 740-10-30-21 to 23.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has significant deferred tax liabilities in excess of its deferred tax assets (net deferred tax liabilities).  We considered the reversal of these deferred tax liabilities (intangible assets) over their 15 year amortizable life and scheduled them out against the available net operating losses, which have an indefinite life.  The future taxable income resulting from the DTL reversals was viewed as sufficient positive evidence to absorb the NOLs.  The increase in the VA shown for 2021 was due to losses incurred in 2021 at non-consolidated (income tax) subsidiaries that do not have this future income stream.

Business, page 27

6.	We note your response to our prior comment 14 and reissue. Given the early stage of these products, these claims appear speculative. Please provide context and support to explain your basis for the claims that “natural compounds used in the Linebacker platform have demonstrated strong potential in treating and preventing a range of diseases . . .” and that “use of Laetose in a daily diet, compared to sugar, could result in 30% less sugar consumption and lower glycemic index/load.” Please also describe any discovery activities you have conducted for these and your other product candidates. To the extent that these claims are the opinions or belief of management, please revise your statements to clearly characterize them as such and provide appropriate support for these opinions/beliefs.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to include the following disclosure in Amendment No. 5:

“Natural compounds used in the Linebacker platform may have potential in treating and preventing a range of diseases by inhibiting TNF-alpha and indication specific causes (e.g., neurology, anti-inflammatory diseases, oncology).”

“Use of Laetose in a daily diet, compared to sugar, could potentially result in less sugar consumption and lower glycemic index/load.”

Equivir, page 30

7.	We note your response to our prior comment 16. Please revise your disclosure to provide the basis for your belief regarding the potential mechanism of action for Equivir.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to include the following disclosure in Amendment No. 5:

“Equivir is designed to work by impeding virulence while also blocking multiple methods used by viruses to infect and replicate in host cells, following deployment in a manner similar to a vitamin, and this intended use is subject to FDA regulation.”

GRDG Licensing Proceeds Distribution Agreement, page 32

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8.	We note your revisions in response to our prior comment 24 and reissue in part. We note that the GRDG Licensing Proceeds Distribution Agreement provides for monthly “Consulting Payments” of $43,325.68 and certain termination provisions. Please expand your description of the GRDG agreement to disclose the Consulting Payments, the aggregate amount of payments that Impact has made to date under this agreement, and the termination provisions. Please also make clear in your description of this agreement and the Global BioLife Stockholders’ Agreement that the $43,000 payments to GRDG are the same, singular payment obligation.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to include the following disclosure in Amendment No. 5:

“GRDG Licensing Proceeds Distribution Agreement

On February 15, 2022, the Company entered into a Licensing Proceeds Distribution Agreement (the “Licensing Agreement”) with GRDG Sciences, LLC (“GRDG”), Global BioLife, Inc., and Impact BioLife Sciences, Inc., pursuant to which GRDG will receive 20% of the gross licensing or sale proceeds received by the Company from the licensing of improvements with patent and patent applications (the “Improvements”), and all research and technology, developed, made, owned, conceived, by GRDG in exchange for funding from the Company for research and technology development activities. Pursuant to the Licensing Agreement, Impact continues to receive consulting payments (the “Consulting Payments”) in the amount of $43,324.68 per month for the purpose of paying or reimbursing certain salaries, overhead, office rent reimbursement, and other operating costs. As of August 2022, the Company not made any payments under the Licensing Agreement.

The term of the Licensing Agreement is from February 15, 2022, through the later of (1) the date of the last to expire of a valid patent of intellectual property, or (2) the date of the last license or fee income generated from the Improvements. The Licensing Agreement provides for termination for cause, which includes failure to make payment when due, unauthorized disclosure of confidential information, and unauthorized assignment of the agreement. The parties may terminate the Licensing Agreement with or without cause by providing the other party with at least two months advance written of a notice of intention of termination.”

Intellectual Property, page 35

9.	We note your revisions in response to our prior comment 18, including your statement that the expiration date of pending patents typically approximate 20 years from filing. For each of your pending patents, please disclose the date that you filed your patent application for each jurisdiction in which you filed. The timeframe in which your intellectual property protections, granted and pending, expire is material to investors.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has revised the table of Intellectual Property in Amendment No. 5 to include a footnote for each pending patent to disclose its respective application filing date.

Item 11 - Change in Auditors, page 48

10.	We note your revisions in response to our prior comment 21. Please file a letter from your former accountant stating whether it agrees with the statements you made in response to this Item. Refer to Item 304(a)(3) and Item 601(b)(16) of Regulation S-K.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has filed a letter from Freed Maxick CPAs, P.C. as Exhibit 16.1 to Amendment No. 5.

Sincerely,

Darrin M. Ocasio, Esq.

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